                                                                   Exhibit 99.12

                            POINTS INTERNATIONAL LTD.

                         MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR (ALSO REFERRED TO HEREIN AS THIS "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF POINTS INTERNATIONAL LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD AT STOCK MARKET PLACE, THE EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO, ON THURSDAY, MAY 11, 2005, AT 12:00 P.M. (EASTERN STANDARD TIME), OR AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF, FOR THE PURPOSES SET OUT IN THE ACCOMPANYING NOTICE OF MEETING. It is expected that solicitation will be primarily by mail. Proxies also may be solicited personally or by telephone by officers and directors of the Corporation. The cost of solicitation by or on behalf of the management will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as at March 8, 2005.

To be effective, properly executed forms of proxy must (i) be delivered to Computershare Trust Corporation of Canada, the registrar and transfer agent for the Common Shares, at Suite 600, 530 8th Avenue, S.W., Calgary, Alberta, Canada T2P 3S8 or to the Secretary of the Corporation at the offices of the Corporation, Nash Building, 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, in either case, at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are officers and directors of the Corporation and shall represent management at the Meeting. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

Exercise of Vote by Proxy

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the registered shareholder on any ballot that may be called for, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. For the Meeting, the form of proxy affords a shareholder an opportunity to specify that the shares registered in his or her name shall be: (i) voted or withheld from voting in the election of directors;
(ii) voted or withheld from voting on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors; and
(iii) voted for or against the resolution approving the extension of the term of outstanding options in the Corporation's subsidiary Points.com Inc. ("POINTS.COM") and the related rights to put any shares of Points.com issued on the exercise of such options to the Corporation in consideration of the issuance by the Corporation of Common Shares (the "PCI OPTION RESOLUTION").

IN RESPECT OF PROXIES IN WHICH REGISTERED SHAREHOLDERS HAVE FAILED TO SPECIFY THAT THE PROXY NOMINEES ARE REQUIRED TO (I) VOTE OR WITHHOLD FROM VOTING IN THE ELECTION OF DIRECTORS, (II) VOTE OR WITHHOLD FROM VOTING IN THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, OR (III) VOTE FOR OR AGAINST THE PCI OPTION RESOLUTION, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

The form of proxy also confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing Notice of Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

Revocation of Proxies

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Quorum and Record Date

The presence of at least five shareholders holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The board of directors of the Corporation (the "BOARD") has fixed March 23, 2005 as the record date (the "RECORD DATE") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting. A person who has acquired shares after the Record Date is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates or otherwise establishing proper ownership and demanding, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders eligible to vote at the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

Voting Shares and Principal Holders Thereof

As at March 8, 2005, 74,072,456 "COMMON SHARES" and one "SERIES TWO PREFERRED SHARE" were issued and outstanding, and constituted all of the voting shares in the capital of the Corporation.

The holders of Common Shares and the Series Two Preferred Share are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify. The holders of Common Shares are entitled to cast one vote per share and the holder of the Series Two Preferred Share is entitled to cast that number of votes equal to the lesser of (i) 19,999,105 and (ii) 19.9% of the total number of votes that may be cast at the Meeting. As at March 8, 2005, the holder of the Series Two Preferred Share was entitled to cast up to 18,402,520 votes. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Common Shares and the Series Two Preferred Share held by persons present in person or by proxy, voting together as a single class.

As at March 8, 2005, the only person who, to the knowledge of the Corporations, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Corporation, is Points Investments, Inc., an affiliate of InterActiveCorp ("IAC"), as holder of the Series Two Preferred Share.

Beneficial Shareholders

Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. A person who beneficially owns shares through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an "INTERMEDIARY") is not a registered shareholder (a "NON-REGISTERED HOLDER"). In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders who have not waived the right to receive meeting materials. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials.

NON-REGISTERED SHAREHOLDERS RECEIVING A PRE-SIGNED PROXY, VOTING INSTRUCTION FORM OR SIMILAR INSTRUMENT SHOULD CAREFULLY FOLLOW THE MAILING PROCEDURES AND SIGNING AND RETURNING INSTRUCTIONS OF THEIR INTERMEDIARY TO ENSURE THEIR SHARES ARE VOTED AT THE MEETING.

Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument and wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder) such Non-Registered Holder should contact his or her Intermediary to determine the steps necessary to accomplish this.

                              ELECTION OF DIRECTORS

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until a successor is elected or appointed, is 11, two of whom are to be elected by the holder of the Series Two Preferred Share, voting separately as a series, and nine of whom are to be elected by the holders of the Common Shares and the holder of the Series Two Preferred Share, voting together as a single class. Unless authority to do so is withheld, the shares represented by the proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Corporation. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The Board does not have an executive committee, however, the Corporation is required to have an audit committee under the provisions of the Canadian Business Corporations Act (CBCA).

The following table provides certain background information with respect to each nominee for the Board.

                                                                                                                 COMMON
                                                PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS             SHARES
NAME                         TERM AS                      (CURRENT AND FOR PAST FIVE YEARS                    BENEFICIALLY
DIRECTOR CLASSIFICATION      DIRECTOR                          UNLESS OTHERWISE NOTED)                            OWNED
------------------------   -----------   ------------------------------------------------------------------   ------------
Douglas A. Carty(1)        Feb. 2002 -   Chief Financial Officer, Laidlaw International Ltd., a                   5,000
Glen Ellyn, Illinois       present       transportation company (Jan. 2003 - present); Chief Financial
Independent                              Officer, Atlas Air Worldwide Holdings Inc., an air cargo company
                                         (Jul. 2001 - Dec. 2002); Chief Financial Officer, Canadian
                                         Airlines, an airline (Jul. 1996 - Jul. 2000)

                                                                                                                 COMMON
                                                PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE YEARS             SHARES
NAME                         TERM AS                      (CURRENT AND FOR PAST FIVE YEARS                    BENEFICIALLY
DIRECTOR CLASSIFICATION      DIRECTOR                          UNLESS OTHERWISE NOTED)                            OWNED
------------------------   -----------   ------------------------------------------------------------------   ------------
Marc B. Lavine (1, 4)      Feb. 2000 -   Chief Executive Officer, President and Director of Chrysalis           6,717,583
Paris, France              present       Capital Corporation, a capital pool company (Oct., 2003 -
Independent                              present); Chief Executive Officer, President and Director of
                                         Chrysalis Capital Corporation 2, a capital pool company (June,
                                         2004 - present); Chief Executive Officer, Exclamation
                                         International Incorporated (Jun. 1999 - Feb. 2002)

T. Robert MacLean(3)       Feb. 2002 -   Chief Executive Officer, Points International Ltd. (Feb. 2002 -          345,390
Toronto, Ontario           present       present); Chief Executive Officer, Points.com Inc. (Feb. 2000 -
Insider                                  present); President, Points.com Inc. (Feb. 2000 - Feb. 2002);
                                         Vice-President, other positions, Canadian Airlines, an airline
                                         (1988 - 2000)

Christopher J.D. Barnard   Feb. 2000 -   President, Points International Ltd. (Feb. 2000 - present);            1,629,800
Toronto, Ontario           present       President, Points.com Inc. (Feb. 2002 - present); Vice-President,
Insider                                  Exclamation International Incorporated (Jul. 1998 - Feb. 2000)

Rowland W. Fleming(2)      Feb. 2002 -   Public and private company director (Apr. 1999 - present)                 30,000
Mississauga, Ontario       present
Independent

John W. Thompson(1)        Feb. 2002 -   Public company director (Aug. 2000 - present); Managing Director,      1,422,236
Toronto, Ontario           present       Kensington Capital Partners Limited, an investment and advisory
Independent                              firm (Sept. 1999 - Oct. 2003)

J. Grant McCutcheon(2)     Feb. 2000 -   Director, Lawrence & Company Incorporated, an investment firm            156,578
Toronto, Ontario           present       (Dec. 1995 - present)
Independent

Jim W. Kranias(2)          Feb. 2000 -   President, International Consulting, a private consulting company        254,078
London, England            present       (Aug. 1998 - present)
Independent

Eric A. Korman(1, 2, 5)    June 2003 -   Senior Vice President, Mergers & Acquisitions, InterActiveCorp, an        Nil
New York, New York         present       interactive commerce company (Dec. 2004 - present); other
Nominee of the Series                    positions at InterActiveCorp (Sept. 2001 - Dec. 2004); Principal
Two Preferred Share                      and head of business development for ePartners Venture Capital, a
holder                                   $650 million venture fund (Jan. 2000 - Apr. 2001)

Dan Marriott(5)            Dec. 2003 -   Senior Vice President, Interactive Development, InterActiveCorp,          Nil
New York, New York         present       an interactive commerce company (Dec. 2003 - present); Senior Vice
Nominee of the Series                    President, Strategic Planning, InterActiveCorp (Feb. 2002 - Dec.
Two Preferred Share                      2003); Executive Vice President, Corporate Strategy and
holder                                   Development, Ticketmaster, Inc., an online consumer products company (Feb. 1999 - Feb. 2002)

Additional Nominee(6)

Notes:

(1)  Member of the Audit Committee; Mr. Carty serves as Chairman.

(2) Member of Human Resources and Corporate Governance Committee; Mr. Fleming serves as Chairman.

(3) Observer of both the Human Resources and Corporate Governance and Audit Committees.

(4) Mr. Lavine's holdings include 682,793 Common Shares held directly and 6,034,790 Common Shares held indirectly through The Eyeland Corporation, a 100%-owned personal holding company.

(5)  Nominee of Points Investments, Inc., an affiliate of IAC.

(6) Due to the untimely resignation of a director of the Corporation at the date hereof, the Corporation has not identified an 11th nominee to the board of directors. When a suitable candidate is identified, appropriate disclosure will be made.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

In October 1996, Mr. McCutcheon joined the board of directors of Innovadent Technologies Ltd. ("INNOVADENT") as the nominee of Innovadent's largest shareholder and secured lender. Innovadent made a proposal to creditors in May 1998, which was accepted. In April 1999, the Ontario Securities Commission issued a cease trade order against Innovadent for failure to file financial statements and in August 1999, Innovadent filed a notice of intent to make a proposal to creditors. Mr. McCutcheon resigned from the board of Innovadent on August 31, 1999.

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("CANADIAN"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION AND SUMMARY COMPENSATION TABLE FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

The following table sets forth all compensation, for the periods indicated, paid in respect of the Named Executive Officers of the Corporation as of December 31, 2004. A "Named Executive Officer" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who are serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus for the fiscal year amounted to $150,000 or more, and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

                                                   Annual Compensation                      Long Term Compensation
                                          ------------------------------------   -----------------------------------------
                                                                    Other        Securities    Subsidiary
                                                                    Annual          Under      Securities       All Other
                                 Fiscal    Salary   Bonus(2)   Compensation(3)    Option(4)      Under        Compensation
Name, Principal Position          Year      ($)        ($)           ($)             (#)      Option(5) (#)        ($)
------------------------------   ------   -------   --------   ---------------   ----------   -------------   ------------
Robert MacLean,                   2004    250,000         --        25,825          245,000       975,683            --
Chief Executive                   2003    160,000     34,498        26,650          125,000       975,683
Officer                           2002    146,917     17,360        33,680          125,000     1,275,375

Christopher Barnard,              2004    189,832    168,000            --        1,130,000        75,000            --
President                         2003    156,800     34,301            --        1,581,250        75,000
                                  2002    144,667     17,360            --        1,181,250        75,000

Stephen Yuzpe,                    2004    144,692     15,600            --          233,750        55,000            --
Chief Financial                   2003    135,844     27,040            --          183,750        55,000
Officer                           2002    129,167      7,508            --          183,750        55,000

Bill Thompson(1),                 2004    143,000     11,733            --           96,667       142,100            --
Senior Vice President, Partner    2003    146,493     28,872            --           50,000       142,100
Relationships                     2002    155,065     15,403            --               --       170,100

                                           Annual Compensation                          Long Term Compensation
                           --------------------------------------------------   -----------------------------------
                                                                Other Annual    Securities Under      Subsidiary        All Other
                                          Salary   Bonus(2)   Compensation(3)       Option(4)      Securities Under   Compensation
Name, Principal Position   Fiscal Year     ($)        ($)           ($)                (#)           Option(5) (#)         ($)
------------------------   -----------   -------   --------   ---------------   ----------------   ----------------   ------------
Darlene Higbee Clarkin,        2004      153,667    14,500           --              253,333            320,473            --
Vice President and Chief       2003      127,427    27,359           --              200,000            424,436
Technology Officer             2002      107,083    12,850           --                   --            509,436

Notes:

(1) Salary and bonus amounts for Mr. Thompson were converted from U.S. dollars using the following foreign exchange rate: (2004 - Cdn$1.30 = US$1.00; 2003
     - Cdn$1.40 = US$1.00; 2002 - Cdn$1.5796 = US$1.00).

(2) Bonuses earned in a fiscal (calendar) year are paid within 12 weeks of year end in the following fiscal year.

(3) Perquisites and other personal benefits for each Named Executive Officer do not exceed the lesser of Cdn. $50,000 or 10% of total annual salary and bonus.

(4)  Represents options to acquire Common Shares.

(5)  Represents options to acquire common shares of Points.com.

OPTIONS GRANTED TO NAMED EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

The following table indicates the options granted during the financial year ended December 31, 2004 to Named Executive Officers.

                                                  % of Total                              Market Value of
                         Common Shares Under   Options Granted   Exercise Price per     Common Shares on the
                           Options Granted     to Employees in      Common Share      Date Preceding Issuance
         Name                    (#)            Financial Year           ($)                    ($)             Expiration Date
         ----            -------------------   ---------------   ------------------   -----------------------   ---------------
Robert MacLean                120,000(1)             7.3%               1.02                    1.02             Aug. 26, 2009
Christopher Barnard            40,000(1)             2.4%               1.02                    1.02             Aug. 26, 2009
                               40,000(2)             2.4%               1.37                    1.37             Apr. 21, 2009
Stephen Yuzpe                  50,000(2)             3.1%               1.37                    1.37             Apr. 21, 2009
Bill Thompson                  46,667(2)             2.9%               1.37                    1.37             Apr. 21, 2009
Darlene Higbee Clarkin         53,333(2)             3.3%               1.37                    1.37             Apr. 21, 2009

Notes:

(1) The options were granted on August 27, 2004 and vest in equal parts on each of the first, second and third anniversary of the date of grant.

(2) The options were granted on April 22, 2004 and vest in equal parts on each of the first, second and third anniversary of the date of grant.

AGGREGATE OPTIONS EXERCISED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004 AND FINANCIAL YEAR END OPTION VALUES

The following table indicates the options exercised during the financial year ended December 31, 2004 by each of the Named Executive Officers and the value of options unexercised at year-end.

                        POINTS INTERNATIONAL LTD. OPTIONS

                         Common Shares   Aggregate                              Value of Unexercised
                          Acquired on      Value     Unexercised Options at   In-the-Money Options at
                            Exercise      Realized     Financial Year End      Financial Year End(1)
         Name                 (#)           ($)                (#)                      ($)
         ----            -------------   ---------   ----------------------   -----------------------
Robert MacLean(2)                --            --     125,000 Exercisable       55,000 Exercisable
                                                      120,000 Unexercisable        Nil Unexercisable
Christopher Barnard(3)      531,250       435,625     783,200 Exercisable      286,000 Exercisable
                                                      346,800 Unexercisable        Nil Unexercisable
Stephen Yuzpe(4)                 --            --     183,750 Exercisable       78,825 Exercisable
                                                       50,000 Unexercisable        Nil Unexercisable
Bill Thompson                    --            --      16,650 Exercisable       11,988 Exercisable
                                                       80,017 Unexercisable        Nil Unexercisable
Darlene Higbee Clarkin           --            --         Nil Exercisable          Nil Exercisable
                                                      253,333 Unexercisable        Nil Unexercisable

Notes:

(1) Based upon the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 31, 2004 of $0.94 per Common Share.

(2) Subsequent to year end and up to the date of this Circular, Mr. MacLean exercised 125,000 stock options that were otherwise set to expire.

(3) Subsequent to year end and up to the date of this Circular, Mr. Barnard exercised 650,000 stock options that were otherwise set to expire.

(4) Subsequent to year end and up to the date of this Circular, Mr. Yuzpe exercised 150,000 stock options that were otherwise set to expire and an additional 13,750 stock options that would have expired in May 2006.

                            POINTS.COM INC. OPTIONS(1)

                                                                                                              Value of Unexercised
                         Corporation Common                     Points.com Common      Unexercised PCI          In-the-Money PCI
                         Shares Acquired on   Aggregate Value    Shares Acquired          Options at          Options at Financial
                              Exercise            Realized         on Exercise        Financial Year End          Year End(2)
         Name                   (#)                 ($)                (#)                   (#)                      ($)
         ----            ------------------   ---------------   -----------------   ---------------------   -----------------------
Robert MacLean(3)                   --                 --                 --        975,684 Exercisable     2,264,150 Exercisable
                                                                                        Nil Unexercisable         Nil Unexercisable
Christopher Barnard(4)              --                 --                 --         75,000 Exercisable       172,400 Exercisable
                                                                                        Nil Unexercisable         Nil Unexercisable
Stephen Yuzpe(5)                    --                 --                 --         55,000 Exercisable       126,427 Exercisable
                                                                                        Nil Unexercisable         Nil Unexercisable
Bill Thompson                       --                 --                 --        142,100 Exercisable       326,639 Exercisable
                                                                                        Nil Unexercisable         Nil Unexercisable
Darlene Higbee Clarkin         260,313            286,240            103,963        320,473 Exercisable       745,395 Exercisable
                                                                                        Nil Unexercisable         Nil Unexercisable

Notes:

(1) The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose.

(2) Based upon the closing price of the Common Shares on the TSX on December 31, 2004 of $0.94 per Common Share and assuming that the fair market value of a Points.com common share is equal to 2.5039 Common Shares, which ratio is consistent with the historical ratio applied in respect of put rights granted by the Corporation to holders of certain options exercisable to acquire common shares of Points.com.

(3) Subsequent to year end and up to the date of this Circular, Mr. MacLean conditionally exercised 975,684 stock options in the Corporation's subsidiary Points.com and conditionally put the common shares acquired to the Corporation for 2,443,015 Common Shares. See the heading "PCI Option Extension" for additional information.

(4) Subsequent to year end and up to the date of this Circular, Mr. Barnard conditionally exercised 75,000 stock options in the Corporation's subsidiary Points.com and conditionally put the common shares acquired to the Corporation for 187,793 Common Shares. See the heading "PCI Option Extension" for additional information.

(5) Subsequent to year end and up to the date of this Circular, Mr. Yuzpe exercised 55,000 Points.com options that were otherwise set to expire and put the common shares acquired to the Corporation for 137,715 Common Shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

                                     Number of securities
                                         to be issued         Weighted-average
                                       upon exercise of       exercise price of
                                     outstanding options,   outstanding options,      Number of securities remaining
                                      warrants and rights    warrants and rights   available for future issuance under
           Plan Category                      (#)                    ($)                 equity compensation plans
           -------------             --------------------   --------------------   -----------------------------------
Employee stock option plan(1, 2)           6,184,558                0.71                        1,640,078
Put rights on subsidiary shares(3)         6,486,347                0.02                                0

Notes:

(1) Subsequent to year end, 1,823,750 options were exercised and 65,000 were cancelled.

(2)  Subsequent to year end, 150,000 options were granted.

(3) Subsequent to year end, 475,600 stock options in the Corporation's subsidiary Points.com were exercised and put to the Corporation for 1,190,855 Common Shares. In addition, 1,050,684 stock options in the Corporation's subsidiary Points.com were conditionally exercised and the common shares acquired conditionally put to the Corporation for 2,630,808 Common Shares. See the heading "PCI Option Extension" for additional information.

COMPENSATION OF DIRECTORS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

Beginning July 1, 2003, the Corporation compensated directors who are not also executive officers for serving on the Board ("OUTSIDE DIRECTORS") at a rate of $1,000 per meeting held in person ($500 per meeting held by conference call) and $900 per committee meeting held in person ($450 per meeting held by conference call). In addition, Outside Directors are paid an annual retainer of $10,000. The Chairman of the Board is paid an additional annual retainer of $3,000 and the Chairman of each committee is paid an additional annual retainer of $2,000. Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings. Certain directors who are eligible to receive directors' fees have waived their right to receive compensation. Board members who have waived their right to compensation can, at any time, elect to receive fees for meetings held after notice of such election is made.

Board members are eligible to participate in the Corporation's stock option plan (the "STOCK OPTION PLAN"). No Outside Director was granted options in 2004. The total cash compensation paid to the directors for 2004 was $148,250. Directors' fees are paid quarterly, within 30 days of quarter end.

Six Outside Directors hold, in the aggregate, options to acquire 1,732,500 Common Shares with a weighted average exercise price of $0.45. In addition, two Outside Directors hold, in the aggregate, 95,000 options to acquire common shares of the Corporation's subsidiary, Points.com, with an exercise price of $0.055. The shares issued on the exercise of the Points.com options may be put to the Corporation for a maximum of 237,871 Common Shares. Subsequent to year end and up to the date of this Circular, the Outside Directors, in the aggregate, exercised options to acquire 575,000 Common Shares and Points.com options for 95,000 Points.com common shares and put those common shares to the Corporation for 237,871 Common Shares.

EMPLOYMENT AGREEMENTS

Robert MacLean, the CEO of the Corporation and Points.com, is employed under an employment agreement made as of January 11, 2000, as subsequently amended. Mr. MacLean currently receives an annual salary of $250,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. The agreement automatically renews from year to year, and may be terminated by the Corporation by giving notice at least 60 days prior to the expiry of the annual term. If the agreement is terminated on such other notice, and for reasons other than just cause, Mr. MacLean is entitled to one year of severance pay. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Christopher Barnard, the Corporation's President, is employed under an employment agreement made as of April 1, 1999, as subsequently amended. Mr. Barnard currently receives an annual salary of $189,832. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Barnard was paid a bonus of $150,000 in 2004 as certain share ownership criteria were met and is also entitled to a bonus of up to $800,000 payable over a minimum of three years commencing December 31, 2004 provided certain share ownership requirements are met during such period. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Barnard is entitled to the greater of one year of salary and an amount which would be awarded under applicable common law principles. In addition, upon termination for other than just cause, all unvested options held by Mr. Barnard will immediately vest. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Stephen Yuzpe, the Corporation's CFO, is employed under an employment agreement made as of May 1, 2000, as subsequently amended. Mr. Yuzpe currently receives an annual salary of $144,692. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. In addition to a general bonus entitlement, Mr. Yuzpe is entitled to a bonus of up to $130,000, which is payable after December 31, 2004 provided certain share ownership requirements are met. If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Yuzpe is entitled to the greater of six months of salary and an amount which would be awarded under applicable common law principles. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Bill Thompson, the Corporation's Senior Vice President, Partners, is employed under an employment agreement made as of August 1, 2000. Mr. Thompson currently receives an annual salary of US$110,000. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. The agreement automatically renews from year to year, and may be terminated by the Corporation by giving

60 days' notice. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Darlene Higbee Clarkin, the Corporation's Vice President, Technology and Chief Technology Officer, is employed under an employment agreement made as of July 10, 2000. Ms. Higbee-Clarkin currently receives an annual salary of $153,667. The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation. The agreement automatically renews from year to year, and may be terminated by the Corporation by giving 30 days' notice. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation and its subsidiary, Points.com, currently maintain Directors' and Officers' Liability Insurance in the amount of US$5,000,000 in the aggregate (US$5,000,000 per occurrence) for the term ending September 15, 2005. All directors are entitled to full reimbursement for directors' liability without deduction. There is a deductible of US$50,000 for each claim where the Corporation provides indemnification to a director or officer. In addition, there is a US$100,000 deductible for any security related claims arising against the Corporation. The aggregate annual premium for the policy is US$75,000. All costs associated with the premiums shall be borne by the Corporation.

                       COMPOSITION OF THE HUMAN RESOURCES
                       AND CORPORATE GOVERNANCE COMMITTEE

Executive compensation is determined on an annual basis by the Board upon the recommendation of the human resources and corporate governance committee of the Board (the "HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE"). This committee is comprised of four Outside Directors of the Corporation: Messrs. Fleming (Chairman), Korman, Kranias and McCutcheon. The Human Resources and Corporate Governance Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and determines recommended compensation packages for executive officers and the compensation ranges for all employees.

          REPORT BY HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE
                            ON EXECUTIVE COMPENSATION

The Human Resources and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board on compensation paid to executive officers of the Corporation and on the compensation practices of the Corporation.

The Corporation's compensation packages are designed to encourage, compensate and reward the employees of the Corporation on the basis of individual and corporate performance.

The executive compensation system consists of three primary components: salary, short-term incentives and long-term incentives. It is the intention of the Human Resources and Corporate Governance Committee to design the executive compensation system such that the sum of the three components for an individual will be competitive with median compensation levels for similar positions at comparable companies. The competitiveness of the compensation structure has been previously determined through a compensation survey at the direction of the Human Resources and Corporate Governance Committee. In arriving at what constitutes average or above average total compensation, the Human Resources and Corporate Governance Committee exercises its discretion and good judgment and considers, as a reference point, competitive data for issuers in a similar position. The source data for the comparator are the survey results of an independent survey conducted by a human resources consulting group in a prior year. Achieving the appropriate level of total compensation for an executive year over year is accomplished primarily by adjusting the amounts of short-term and long-term compensation granted to such executive.

BASE SALARY

Executives' salaries were benchmarked to comparable public technology companies based in Toronto. The survey completed indicated that the Corporation compensates its employees at approximately the 50th percentile of the comparable set of companies. The Human Resources and Corporate Governance Committee will periodically engage an independent consultant to determine whether the Corporation's salary, bonus and stock option compensation are appropriate.

To determine a particular executive officer's compensation, the Human Resources and Corporate Governance Committee will give consideration to the Corporation's performance, personal performance, leadership and achievement of specific annual objectives. Such specific annual objectives are based on the achievement of financial and non-financial metrics.

SHORT-TERM COMPENSATION INCENTIVES

Executive officers receive a portion of their annual compensation in the form of bonuses. Each executive officer is eligible to be paid a bonus of up to 40% (and in the case of the CEO, up to 80%) of his or her salary based on the executive's overall contribution and performance and on the Corporation's achievement of certain financial, strategic and operating targets. With respect to an executive officer's potential bonus, 30% is based on personal objectives and 70% is based on corporate objectives.

LONG-TERM COMPENSATION INCENTIVES

The Corporation's long-term incentive compensation for executive officers is provided through grants of stock options under the Stock Option Plan. Participation in the Stock Option Plan is considered to be an important component of compensation, in order to focus the interests of executives on the long-term interests of the shareholders. The Board administers the Stock Option Plan subject to option guidelines and recommendations developed by the Human Resources and Corporate Governance Committee. The number of stock options granted is based on each executive's responsibility and personal performance, and takes into consideration the number and terms of stock options that have been previously granted to that executive.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER (T. ROBERT MACLEAN)

Mr. MacLean's compensation is determined in the same fashion as all other executive officers of the Corporation and consists of base salary, bonus and stock options as determined by the Human Resources and Corporate Governance Committee. In 2004, he was paid a base salary of $250,000 and is expected to receive a bonus attributed to employment performance in 2004. Bonuses in respect of 2004 had not been determined as at the date of this Circular. Mr. MacLean's maximum target bonus was $200,000 or 80% of his base salary. The determination of the bonus was based on corporate and individual performance. Mr. MacLean was granted 120,000 employee stock options with an exercise price of $1.02 per Common Share acquired during the year. In 2004, the Human Resources and Corporate Governance Committee made use of a benchmark study performed in a prior year to determine the Chief Executive Officer's salary and bonus.

The report was presented by Messrs Fleming, Korman, Kranias and McCutcheon.

                                PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for the Common Shares with the cumulative returns of two TSX indices for the same period, assuming an initial investment in common shares of $100 on the Corporation's first day of trading on the TSX Venture Exchange, August 9, 1999.

                              (PERFORMANCE GRAPH)

                                           Aug-99   Dec-99   Dec-00   Dec-01   Dec-02   Dec-03   Dec-04
                                           ------   ------   ------   ------   ------   ------   ------
Points International Ltd. Share Price(1)    $0.50   $ 2.40   $ 0.60   $ 0.24   $ 0.35   $ 1.00   $ 0.94
Points International Ltd. Common Shares       100    480.0    120.0     48.0     70.0    200.0    188.0
S&P/TSX Small Cap Index                       100    106.7    110.8    114.4    109.5    145.6    154.1
S&P/TSX Composite Index                       100    122.6    130.2    112.0     96.4    119.8    134.7

Note:

(1)  Indexed return to calculate the relative performance.

                  INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
                               AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation was indebted to the Corporation or its subsidiaries in the most recently completed fiscal year, other than Mr. Robert MacLean, the Corporation's CEO. The following table sets forth certain details of Mr. MacLean's indebtedness. Mr. MacLean's loan had an initial 18-month term that commenced on February 24, 2000. The initial term to maturity expired on August 24, 2001 but was extended to December 31, 2004. Interest accrued on the principal outstanding at the Canada Revenue Agency prescribed interest rate with accrued interest payable together with principal on the loan maturity date. The purpose of the loan was to induce Mr. MacLean to relocate from Calgary to Toronto to assume a leadership position with Points.com and to assist him with the move.

                          Involvement       Largest amount
                               of             outstanding             Amount                                Amount forgiven during
    Name, principal       Exclamation         during last         outstanding as         Security for        last completed fiscal
        position              Inc.       completed fiscal year   at Dec. 31, 2004        indebtedness                year
-----------------------   -----------   ----------------------   ----------------   ---------------------   ----------------------
Mr. Robert MacLean,       Lender        $25,000 principal plus          nil         Options in Points.com   $25,000 principal plus
Chief Executive Officer                 $825 accrued interest                       Inc.                    $825 accrued interest

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX requires that each listed company disclose on an annual basis its approach to corporate governance. A description of the Corporation's approach to corporate governance is set forth in Schedule

A, which is cross-referenced to the guidelines of the TSX (the "TSX GUIDELINES"), which are set forth in Section 474 of the TSX Company Manual.

                             APPOINTMENT OF AUDITORS

Management proposes to nominate Mintz & Partners LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. The Common Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Mintz & Partners LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld. Mintz & Partners LLP have been the auditors of the Corporation since February 2000.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2004 has been provided to the shareholders of the Corporation.

                              PCI OPTION EXTENSION

The Corporation's subsidiary, Points.com, has outstanding options to acquire up to 2,114,899 common shares of Points.com (the "PCI OPTIONS"). The PCI Options represent approximately 6.3% of the common shares of Points.com on a fully diluted basis and, accordingly, represent potential dilution to the Corporation's ownership interest (and indirectly, the interests of the Corporation's shareholders) in Points.com. The PCI Options have been issued with an initial term of five years. The purpose of the Points.com stock option plan was to provide certain directors, officers and key employees with an opportunity to acquire common shares of Points.com and to benefit from the appreciation thereof. The PCI Options are accompanied by put rights entitling the holders to put common shares of Points.com issued on the exercise of the PCI Options to the Corporation for Common Shares. A significant portion of the PCI Options expire in the first three quarters of 2005. The maximum number of Common Shares issuable on the exercise of the PCI Options and associated put rights is 5,295,492.

The tax treatment for holders of PCI Options is different than that for holders of options in the Corporation. This tax treatment applicable to PCI Options requires holders to remit tax in the year of exercise of the PCI Option rather than in the year of disposal of the Common Shares acquired on the exercise, which is normally the case for options in a public company. As a result, if the holders of PCI Options exercise their options and associated put rights, it is expected that approximately 25% of the Common Shares so acquired would be required to be sold over the next several months to cover the tax liabilities.

Both the Board and Management believe that this anticipated selling to cover tax liabilities would both significantly reduce senior Management's holding in the Common Shares and put undue pressure on the current share price. It is Management's view that both circumstances would not be beneficial to shareholders.

Management of the Corporation believes that extending the expiry date on the PCI Options by two years would allow for the orderly exercise of the PCI Options and associated put rights and could avoid a downward pressure on the market price of the Common Shares if option holders were forced to sell a portion of the Common Shares acquired to fund associated costs, including any applicable taxes. The extension for the additional two years will result in a total seven-year term for the PCI Options, which is less than the maximum ten-year term permitted by the TSX.

This Meeting has been called to consider and, if thought fit, to approve with or without variations as an ordinary resolution the PCI Option Resolution (the text of which is set out in Schedule B hereto) authorizing the extension of the term for the PCI Options from five years up to a maximum of seven years.

To be approved in accordance with the rules of the TSX, this ordinary resolution must be passed by a simple majority of the votes cast in person or by proxy at the Meeting, other than votes attaching to shares beneficially owned by the directors and senior officers of the Corporation holding PCI Options and their associates. MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PCI OPTION RESOLUTION. Unless instructed in the form of proxy to the contrary, the Common Shares represented by proxies in favour of management nominees will be voted in favour of the PCI Option Resolution.

PCI Options that would otherwise have expired prior to the date of the Meeting have been conditionally exercised to acquire 1,970,283 common shares of Points.com and associated put rights have been conditionally exercised to put those common shares to the Corporation in consideration for the issuance by the Corporation of 4,933,398 Common Shares. These conditional exercises will be deemed to have not occurred if the PCI Option Resolution is approved.

                             ADDITIONAL INFORMATION

The Corporation's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2004. Information concerning the Corporation's Audit Committee may be found on page 18 of the Corporation's Annual Information Form "BOARD COMMITTEES - Audit Committee". Additional information about the Corporation is available on SEDAR at www.sedar.com.

Upon request made to the Corporate Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

     (a) the Corporation's most recent annual information form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent Page of any document incorporated by reference therein;

     (b) the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and

     (c) the Corporation's management information circular for its most recent annual meeting of shareholders at which directors were elected.

                                 BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

          DATED as at March 8, 2005


                                        (signed) Robert MacLean
                                        ----------------------------------------
                                        Robert MacLean
                                        Chief Executive Officer

                                   SCHEDULE A

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's statement of corporate governance practices is set out below:

                  REQUIREMENT                                          COMMENTS
                  -----------                                          --------
1.   Mandate of the Board

     The Board should explicitly assume           The Board has adopted a formal mandate pursuant to
     responsibility for stewardship of the        which it has assumed responsibility for the
     Corporation.                                 stewardship of the Corporation.

     As part of the overall stewardship           Under its mandate, the Board has assumed
     responsibility, the Board should assume      responsibility specifically for the matters set
     responsibility specifically for:             out below:

     (i)  adoption of a strategic planning        (i)  the adoption of a strategic planning process,
          process;                                     including approving the Corporation's
                                                       strategic plan, approving its annual capital
                                                       and operating plans, and monitoring corporate
                                                       performance;

     (ii) identification of principal risks and   (ii) assisting management in identifying risks and
          implementation of risk-managing              monitoring the implementation of systems to
          systems;                                     manage the risks;

     (iii) succession planning, including         (iii) succession planning as it relates to the CEO
          appointing, training and monitoring          and President only;
          management;

     (iv) communications policy; and              (iv) reviewing all material corporate
                                                       communications before they are released to
                                                       the public; and

     (v)  the integrity of internal control and   (v)  through the Audit Committee, reviewing the
          management information systems.              Corporation's internal control systems
                                                       policy.

2.   Composition of the Board

     Majority of directors should be              At the date of this Circular, eight of the ten
     "unrelated" (free from conflicting           members of the Board are "unrelated" within the
     interest).                                   meaning of the TSX Guidelines.

     Board should include a number of directors   The Board has two nominees appointed by the holder
     unrelated to the Corporation or the          of the Series Two Preferred Share in the capital
     significant shareholder that fairly          of the Corporation, which is convertible, on a
     reflects the investment in the Corporation   fully diluted basis, into approximately 19.1% of
     by shareholders other than the significant   the Common Shares of the Corporation. However, at
     shareholder.                                 the date of

                                                  this Circular, the holder of the Series Two
                                                  Preferred Share is not a "significant shareholder"
                                                  as that term is defined in the TSX Guidelines.

3.   Determination of Status of Directors

     Disclose for each director whether he or     The Board has adopted the definitions of "related
     she is related, and how that conclusion      director" and "unrelated director" used in the TSX
     was reached.                                 Guidelines and considered the relationship of each
                                                  of its directors to the Corporation on the basis
                                                  of these definitions as follows:

                                                  Unrelated Directors:

                                                  Messrs. Carty, Fleming, Kranias, McCutcheon and
                                                  Thompson are not members of management and do not
                                                  have a relationship with the Corporation that
                                                  could be seen to interfere with their ability to
                                                  act in the best interests of the Corporation,
                                                  other than interests or relationships resulting
                                                  from their holding shares in the Corporation.

                                                  Mr. Lavine was the former Chief Executive Officer
                                                  of the Corporation from June 1999 to February
                                                  2002. As at the date of this Circular, he has not
                                                  been an officer of the Corporation in the past
                                                  three years. The Board has determined that he is
                                                  now an unrelated director.

                                                  Messrs. Marriott and Korman are not members of
                                                  management, but are nominees of the holder of the
                                                  Series Two Preferred Share. However, the Board has
                                                  determined that they do not have a relationship
                                                  with the Corporation that could be seen to
                                                  interfere with their ability to act in the best
                                                  interests of the Corporation, other than interests
                                                  or relationships resulting from their holding
                                                  shares in the Corporation.

                                                  Related Directors:

                                                  Messrs. MacLean and Barnard are the Chief
                                                  Executive Officer and President of the
                                                  Corporation, respectively.

4.   Nominating/Corporate Governance Committee

     Appoint a committee composed of              The Corporation does not currently have a
     non-management directors, a majority of      nominating committee. In accordance with the
     whom are unrelated directors, responsible    mandate of the Board, a nominating committee will
     for the appointment/assessment of            be established as and when required.
     directors.

5.   Board Assessment

     Implement a process for assessing the        The Corporation does not currently review
     effectiveness of the Board, its committees   individual or committee contributions to the
     and individual directors.                    Board.

6.   Orientation and Education

     Provide orientation and education programs   In 2004, the Corporation delivered a draft board
     for new directors.                           manual to the Chairman and the Chair of the Human
                                                  Resources and Corporate Governance Committee. The
                                                  Corporation expects to introduce the final board
                                                  manual as part of its director education and
                                                  orientation plan to be implemented in 2005.

7.   Size and Composition of the Board

     Examine the size of the Board with a view    The Corporation has not currently initiated a
     to determining the impact of the number on   process to determine the optimal size of the
     effectiveness of decision-making.            Board.

8.   Compensation

     Review the adequacy and form of              The Human Resources and Corporate Governance
     compensation of directors in light of        Committee reviews the adequacy and form of Board
     risks and responsibilities.                  compensation in light of the time commitment,
                                                  risks and responsibilities involved. The Human
                                                  Resources and Corporate Governance Committee then
                                                  establishes the compensation of the directors.

9.   Composition of Committees

     Committees should generally be composed of   The Board has established two standing committees
     non-management directors, the majority of    of directors (the Audit Committee and the Human
     whom are unrelated.                          Resources and Corporate Governance Committee),
                                                  each with a specific mandate and each comprised of
                                                  a majority of unrelated directors.

10.  Governance Committee

     The Board should assume responsibility       The Human Resources and Corporate Governance
     for, or appoint a committee responsible      Committee is responsible for the Corporation's
     for, the approach to corporate governance    approach to corporate governance issues, including
     issues. This committee would, among other    the Corporation's response to the TSX Guidelines.
     things, be responsible for the
     Corporation's response to the TSX
     Guidelines.

11.  Position Descriptions

     Develop position descriptions for the        The Human Resources and Corporate Governance
     Board and for the CEO, including the         Committee develops position descriptions and
     definition of limits for management's        objectives for the CEO and President and measures
     responsibilities. The Board should develop   their performance in meeting those objectives. The
     the corporate objectives which the CEO is    Corporation has not currently developed position
     responsible for meeting.                     descriptions for members of the Board.

12.  Procedures to Ensure Independence

     Establish appropriate procedures to enable   The Corporation has a non-management chairman of
     the Board to function independently of       the Board and has regular non-management sessions
     management. An appropriate structure would   as part of each meeting of the Board and each
     be to (i) appoint a chairman of the Board    meeting of the Audit Committee and Human Resources
     who is not a member of management with       and Corporate Governance Committee.
     responsibility to ensure that the Board
     discharges its responsibilities or (ii)
     adopt alternate means such as assigning
     this responsibility to a committee of the
     Board or to a director, sometimes referred
     to as the "lead director". Appropriate
     procedures may involve the Board meeting
     on a regular basis without management
     present or may involve expressly assigning
     responsibility for administering the
     Board's relationship to management to a
     committee of the Board.

13.  Composition of the Audit Committee

     The Audit Committee should be composed       The members of the Audit Committee are all outside
     only of outside directors.                   and unrelated directors.

     INTERNAL CONTROLS

     Audit Committee duties should include        The Audit Committee oversees management reporting
     oversight responsibility for management      on the Corporation's internal controls in
     reporting on internal control. While it is   accordance with its current mandate contained in
     management's responsibility to design and    the draft board manual.
     implement an effective system of internal
     control, it is the responsibility of the
     Audit Committee to ensure that management
     has done so.

     COMMUNICATIONS WITH EXTERNAL AUDITOR

     The Audit Committee should have direct       The Audit Committee has direct communication
     communication channels with the internal     channels with the external auditors to discuss and
     and external auditors to discuss and         review specific issues as appropriate.
     review specific issues as appropriate.

14.  External Advisors

     Implement a system to enable individual      Each committee is empowered to engage external
     directors to engage outside advisors, at     advisors as it sees fit. Any individual director
     the Corporation's expense. The engagement    is entitled to engage an outside advisor at the
     of the outside advisor should be subject     Corporation's cost and expense provided that such
     to the approval of an appropriate            director has obtained the approval of the Chairman
     committee of the Board.                      of the Board.

                                   SCHEDULE B

RESOLUTION APPROVING EXTENSION TO POINTS.COM OPTIONS

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the extension of the term of Points.com Inc. options from five years to up to seven years, as determined by the Board, and the extension of the associated put rights for the same period of time, is hereby approved; and

2. any two officers or directors of the Corporation be, and are hereby authorized for and on behalf of the Corporation, to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.